As filed with the Securities and Exchange Commission on January 29, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT

PURSUANT TO RULE 14d-1(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Wind Energy Corp.

(Name of Subject Company)

(Translation of Subject Company’s name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

WWE EQUITY HOLDINGS INC.

an indirect wholly-owned subsidiary of

Brookfield Renewable Energy Partners L.P.

(Bidder)

Common Shares

(Title of Class of Securities)

95988Q108

(CUSIP Number of Class of Securities (if applicable))

Jane Sheere

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

November 26, 2012

(Date tender offer first published, sent or given to securityholders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S.$164,823,590.39	U.S.$22,481.94

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares of Western Wind Energy Corp., other than such common shares owned by WWE Equity Holdings Inc., an indirect wholly-owned subsidiary of Brookfield Renewable Energy Partners L.P., and its affiliates at a purchase price of Cdn.$2.60 per share, converted to United States dollars at an exchange rate of Cdn. $1.00 = U.S.$0.9971, which is the noon rate as provided by the Bank of Canada on January 29, 2013. The number of common shares of Western Wind Energy Corp. outstanding on a fully diluted basis assuming exercise of all options and warrants for such common shares is estimated to be 74,902,415, of which 11,324,350 are owned by WWE Equity Holdings Inc. and its affiliates (assuming exercise of all warrants owned by WWE Equity Holdings Inc. and its affiliates). As a result, this calculation assumes the purchase of 63,578,065 common shares of Western Wind Energy Corp.

(2)	The filing fee was calculated in accordance with General Instruction II.C to Schedule 14D-1F, by multiplying the transaction value by 0.00013640.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: U.S.$21,724

Registration/File No.: 005-81701

Filing Party: Brookfield Renewable Energy Partners L.P. and WWE Equity Holdings Inc.

Form: Schedule 14D-1F

Date Filed: November 26, 2012

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Offer to Purchase and Circular, dated November 26, 2012 and as amended by Amendment No. 1 to Schedule 14D-1F filed with the U.S. Securities and Exchange Commission on December 12, 2012 by the bidders (the “Offer to Purchase and Circular”), as well as the related Letter of Transmittal, Notice of Guaranteed Delivery, and advertisement published in The Globe and Mail on November 26, 2012.1

Notice of Variation and Extension dated January 28, 2013 (the “January 28, 2013 Notice”).

Item 2.	Informational Legends

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular.

See “Notice to Shareholders in the United States” in the January 28, 2013 Notice.

[1]	Previously filed with the bidders’ Schedule 14D-1F filed on November 26, 2012, as amended by Amendment No. 1 to the Schedule 14D-1F filed on December 12, 2012.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT ADVISOR, STOCKBROKER, BANK MANAGER, TRUST COMPANY MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

January 28, 2013

NOTICE OF VARIATION AND EXTENSION

by

WWE EQUITY HOLDINGS INC.

an indirect subsidiary of

to its

OFFER TO PURCHASE

FOR CASH

all of the outstanding Common Shares of

WESTERN WIND ENERGY CORP.

for the increased price of C$2.60 for each Common Share

WWE Equity Holdings Inc. (the “Offeror”) hereby gives notice that it is amending its offer, dated November 26, 2012 (the “Original Offer”), to purchase all of the issued and outstanding Common Shares (the “Common Shares”) of Western Wind Energy Corp. (“Western Wind”), other than any Common Shares owned, directly or indirectly, by the Offeror, Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) or any subsidiary of Brookfield Renewable, which includes Common Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options granted under Western Wind’s stock option plans (“Options”) or upon the exercise of Western Wind’s share purchase warrants (“Warrants”), in order to (a) increase the price payable under the Offer to C$2.60 in cash for each Common Share and (b) extend the expiry of the Offer from 5:00 p.m. (Toronto time) on January 28, 2013 to 5:00 p.m. (Toronto time) on February 11, 2013, unless the Offer is further extended or withdrawn.

THE OFFER HAS BEEN AMENDED TO INCREASE THE OFFER PRICE TO

C$2.60 IN CASH PER COMMON SHARE.

THIS IS THE OFFEROR’S BEST AND FINAL OFFER.

THE OFFER HAS ALSO BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M.

(TORONTO TIME) ON FEBRUARY 11, 2013, UNLESS THE OFFER IS FURTHER EXTENDED OR

WITHDRAWN.

This Notice of Variation and Extension should be read in conjunction with the Original Offer and the accompanying circular dated November 26, 2012 (the “Circular”, and, together with the Original Offer, the “Original Offer and Circular”). Unless the context requires otherwise or unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation and Extension have the meaning as in the Original Offer and Circular. The term “Offer” means the Original Offer, as expressly amended and supplemented by this Notice of Variation and Extension.

On January 25, 2013, the Offeror entered into lock-up agreements (the “Lock-Up Agreements”) with shareholders (the “Locked-Up Shareholders”) holding 9,031,300 Common Shares, or 15.27% of the Common Shares held by Independent Shareholders. In addition, the Offeror has been advised that an additional 3,971,713 Common Shares, representing approximately 6.72% of the Common Shares held by Independent Shareholders, will also be tendered to the Offer.

It is a condition of the Offer that 50% of Common Shares held by Independent Shareholders are tendered to the Offer. If this minimum tender condition is not satisfied by the expiry time of the Offer, no Common Shares will be acquired by the Offeror. As of the date hereof, Brookfield Renewable indirectly owns and controls 11,324,350 Common Shares, representing approximately 16.07% of the issued and outstanding Common Shares.

Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer.

Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on YELLOW paper) that accompanied the Original Offer and Circular or a facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with Canadian Stock Transfer Company Inc. (the “Depositary”) at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Original Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set out in Section 3 of the Original Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on PINK paper) that accompanied the Original Offer, or a manually executed facsimile thereof.

Questions and requests for assistance may be directed to CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent at the address shown on the back cover of this document and are accessible under Western Wind’s profile on the Canadian Securities Administrators’ SEDAR website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Notice of Variation and Extension or the Original Offer and Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

The Depositary for the Offer is:	The Information Agent for the Offer is:

Canadian Stock Transfer Company Inc.	CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Offer is made for the securities of a foreign issuer and while the offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Western Wind is located in a foreign country, and that some or all of its officers and directors and the experts named in the Offer and Circular are residents of a foreign country.

In addition, it may be difficult for Shareholders in the United States to enforce their rights and any claim they may have arising under United States federal and state securities Laws since the Offeror is a corporation formed under the Laws of Ontario, Brookfield Renewable is a limited partnership established under the Laws of Bermuda and Western Wind is incorporated under the Laws of British Columbia; the majority of the officers and directors of each of the Offeror, Brookfield Renewable and Western Wind reside outside the United States; some of the experts named herein may reside outside the United States; and certain of the assets of the Offeror and Brookfield Renewable and the other above-mentioned persons are located outside the United States. Shareholders in the United States may not be able to sue the Offeror, Brookfield Renewable, Western Wind or their respective officers or directors in a non-U.S. court for violation of United States federal securities Laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

Investors should be aware that the Offeror, Brookfield Renewable or their affiliates, directly or indirectly, may bid for or make purchases of Western Wind’s Common Shares, or of Western Wind’s related securities, during the period of the Offer, as permitted by applicable Laws.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”.

NOTICE TO HOLDERS OF OPTIONS AND WARRANTS

The Offer is being made only for Common Shares and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of such Options or Warrants and applicable Laws, exercise such Options or Warrants in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Original Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Common Shares issued on the exercise of Options, Warrants or other Western Wind securities that are convertible into Common Shares shall, subject to compliance with the procedures applicable generally to the tendering of Common Shares of the Offer, be eligible to be tendered under the Offer.

The tax consequences to holders of Options or Warrants exercising their Options or Warrants are not described herein or in either Section 14 of the Circular, “Certain Canadian Federal Income Tax Considerations” or in Section 15 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Options or Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to exercise their Options or Warrants.

CURRENCY

Unless otherwise indicated, all “$” and “C$” references herein and in the Original Offer and Circular are to Canadian dollars and all “US$” references in the Original Offer and Circular are to U.S. dollars. On January 25, 2013, the Bank of Canada noon rate of exchange for U.S. dollars was $1.00 = US$0.99.

FORWARD LOOKING STATEMENTS

This Notice of Variation and Extension contains forward-looking statements that are subject to risks and based on a number of assumptions and other factors. See “FORWARD LOOKING STATEMENTS” in the Original Offer and Circular.

NOTICE OF VARIATION AND EXTENSION

January 28, 2013

TO: THE HOLDERS OF COMMON SHARES OF WESTERN WIND ENERGY CORP.

This Notice of Variation and Extension amends and supplements the Original Offer, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares of Western Wind, other than any Common Shares owned directly or indirectly, by the Offeror, Brookfield Renewable or any subsidiary of Brookfield Renewable, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the exercise of Options or Warrants, in order to (a) increase the price payable under the Offer to C$2.60 in cash for each Common Share and (b) extend the expiry of the Offer from 5:00 p.m. (Toronto time) on January 28, 2013 to 5:00 p.m. (Toronto time) on February 11, 2013, unless the Offer is further extended or withdrawn.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions set forth in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offer and Circular continue to be applicable in all respects. This Notice of Variation and Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Original Offer and Circular.

Unless otherwise defined herein or amended hereby, defined terms used in this Notice of Variation and Extension have the same meaning as in the Original Offer and Circular. The term “Offer” means the Original Offer as expressly amended and supplemented by this Notice of Variation and Extension.

1. Increase in the Offer Price

The Offeror has varied the Offer by increasing the price payable under the Offer to C$2.60 in cash for each Common Share from C$2.50 in cash for each Common Share. This is the Offeror’s best and final offer.

Assuming that all of the conditions of the Offer are satisfied or waived, all Shareholders whose Common Shares are taken up under the Offer, including Shareholders who have already deposited their Common Shares to the Offer, will receive the increased price for any of their Common Shares that are taken up under the Offer.

2. Extension of the Offer

By notice to the Depositary given on January 28, 2013 and as set forth in this Notice of Variation and Extension, the Offeror has extended the expiry of the Offer from 5:00 p.m. (Toronto time) on January 28, 2013 to 5:00 p.m. (Toronto time) on February 11, 2013, unless the Offer is further extended or withdrawn. Accordingly, the definition of “Expiry Time” in the “Glossary” section of the Original Offer and Circular (found at page 9 of the Original Offer and Circular) is deleted and replaced by the following:

“Expiry Time” means 5:00 p.m. (Toronto time) on February 11, 2013, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, “Extension, Variation or Change in the Offer”;

In addition, all references to “5:00 p.m. (Toronto time) on January 28, 2013” in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to “5:00 p.m. (Toronto time) on February 11, 2013”.

3. Recent Developments

Since the date of the Original Offer and Circular there have occurred certain developments relating to the Offer which are summarized below.

Directors’ Circular

On December 7, 2012, the Board of Directors issued its directors’ circular (the “Directors’ Circular”) in response to the Offer. The Directors’ Circular did not contain a recommendation and urged Shareholders to take no action with respect to the Offer.

HSR Act Clearance

The Offeror filed its Notification and Report Form pursuant to the HSR Act with the DOJ and the FTC on December 18, 2012. The filing triggered a 15 calendar day review period which expired on January 3, 2013. To the knowledge of the Offeror and Brookfield Renewable, there are no other regulatory approvals necessary for consummation of the transactions contemplated by the Offer.

Brookfield Renewable Response to Directors’ Circular

On January 9, 2013, Brookfield Renewable sent a letter to the Board of Directors in response to statements of Western Wind regarding the Offer. Among other things, Brookfield Renewable requested access to the information Western Wind provided to other potential buyers in its sale process, indicating that Brookfield Renewable may find information on Western Wind that supports paying a higher offer price. To date, Western Wind has been unwilling to provide Brookfield Renewable access to its sale process data room.

Western Wind Complaint to the Ontario Securities Commission

As disclosed in the Circular, the Offer is an insider bid within the meaning of Multilateral Instrument 61-101—Take-Over Bids and Special Transactions (“MI 61-101”). MI 61-101 requires that a formal valuation of the securities that are the subject of an insider bid be prepared by an independent valuator, subject to certain exceptions. The Offeror is relying on an exemption to the formal valuation requirement pursuant to section 2.4(1)(a) of MI 61-101 on the basis that neither the Offeror nor any of its joint actors has, or has had within the preceding 12 months, any board or management representation in respect of Western Wind, or has knowledge of any material information concerning Western Wind that has not been generally disclosed.

Western Wind made a complaint to staff of the Ontario Securities Commission (“OSC”) on December 31, 2012 regarding the ability of the Offeror to rely on the formal valuation exemption contained in section 2.4(1)(a) of MI 61-101 based on certain Western Wind information provided to Brookfield Renewable well before it became an insider of Western Wind. The Offeror and Brookfield Renewable were not made aware of the complaint until January 10, 2013. The Offeror and Brookfield Renewable are of the view that the purpose and timing of the complaint is tactical—part of Western Wind’s continuing strategy to frustrate the Offer and prevent the sale of Western Wind. The Offeror and Brookfield have made submissions to OSC staff in response to the complaint.

With respect to certain of the information that Western Wind alleges was provided, Brookfield Renewable has no recollection of having received such information. With respect to the information that was actually provided to Brookfield Renewable, all of which was provided to Brookfield Renewable before it became an insider of Western Wind and none of which was solicited, Brookfield Renewable is of the view that such information does not constitute material undisclosed information. In addition, the formal valuation requirement for an insider bid is designed to deal with an imbalance in information between an insider (who would normally have access to significant information about a company) and other shareholders of a company. While Brookfield Renewable owns more than 10% of the Common Shares, it is an outsider in all material respects. Of the large number of potential buyers in Western Wind’s sale process, Brookfield Renewable has received the least amount of information regarding Western Wind and has never been provided with access to Western Wind’s sale process data room. Brookfield Renewable believes that it has correctly relied on the exemption to provide a formal valuation. If Western Wind believed in the necessity of a formal valuation or fairness opinion, or that the Offer was inadequate, it would have included a formal valuation or fairness opinion in one of its three directors’ circulars.

If the complaint proceeds to an OSC hearing, the Offeror and Brookfield Renewable will vigorously defend the Offeror’s reliance on the formal valuation exemption contained in section 2.4(1)(a) of MI 61-101.

Supplementary Directors’ Circular

On January 21, 2013, the Board of Directors issued a supplementary directors’ circular (the “Supplementary Directors’ Circular”) which again contained no recommendation and advised Shareholders to make their own decisions with respect to the Offer. Western Wind essentially confirmed in the Supplementary Directors’ Circular that it would not be providing Shareholders with an alternative proposal before the Expiry Time.

Notice of Change to Supplementary Directors’ Circular

Brookfield Renewable met with a representative of Western Wind and its financial advisor, Rothschild (Canada) Inc. (“Rothschild”), on January 19, 2013 to allow Western Wind and Rothschild to explain where they believed additional value exists in Western Wind. On January 22, 2013, Brookfield Renewable had a telephone call with Rothschild and confirmed that it did not see any additional value in Western Wind. Immediately after Brookfield Renewable’s January 22nd telephone call with Rothschild, Western Wind issued a news release regarding the confidential discussions. On January 23, 2013, the Board of Directors issued a notice of change to the Supplementary Directors’ Circular which recommended that Shareholders reject the Offer as a result of the above-described discussions with Brookfield Renewable.

Brookfield Renewable Response to Western Wind’s January 22nd News Release

Brookfield Renewable sent the Board of Directors a letter on January 23, 2013 expressing its concerns regarding Western Wind’s January 22nd news release.

On January 24, 2013, Brookfield Renewable advised the Board of Directors that it was terminating all present or future discussions regarding any alternative transactions to the Offer, and issued a news release to the same effect.

On the same day, Brookfield Renewable began contacting selected shareholders of Western Wind to determine whether they would be willing to sign a lock-up agreement if the offer price were increased.

Brookfield Renewable Increases Offer

On January 28, 2013, Brookfield announced that it was increasing the price of the Offer to C$2.60 and that it had entered into the Lock-Up Agreements with the Locked-Up Shareholders who hold 9,031,300 Common Shares, or 15.27% of the shares held by Independent Shareholders.

4. Summary of Lock-Up Agreements

The Offeror has entered into the Lock-Up Agreements with the Locked-Up Shareholders, under which, the Locked-Up Shareholders have agreed to tender an aggregate of 9,031,300 Common Shares representing 15.27% of the issued and outstanding Common Shares, being all the Common Shares beneficially owned thereby, or over which they exercise control or direction, to the Offer, subject to the termination rights of each party described below (the “Locked-Up Shares”).

The following is a summary only of the principal terms of the Lock-Up Agreements.

The Lock-Up Agreements provide that each of the Locked-Up Shareholders must deposit or cause to be deposited their Locked-Up Shares under the Offer as soon as practicable, and thereafter not withdraw its Locked-Up Shares from the Offer, unless its Lock-Up Agreement terminates in accordance with its terms.

The Locked-Up Shareholders have covenanted that, during the period commencing on the date of the Lock-Up Agreements and continuing until the earlier of the termination of the Lock-Up Agreements and the Expiry Time, they shall, not among other things: (i) solicit, initiate, knowingly facilitate or knowingly encourage inquiries, participate in substantive negotiations or negotiations, or enter into any agreement related to any proposal or offer made by any person other than the Offeror or its affiliates with respect to the acquisition of any material amount of the assets, securities or ownership interest of or in Western Wind and/or its affiliates; (ii) option for sale, sell, transfer, encumber, pledge or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to the Locked-Up Shares, and will not grant a proxy, power of attorney or other voting right in respect of, any Locked-Up Shares, or any right or interest therein, or (iii) agree to do any of the foregoing, except pursuant to the Offer and the terms of the Lock-Up Agreements.

Under the Lock-Up Agreements, the Locked-Up Shareholders agree to support the completion of a form of transaction other than the Offer whereby the Offeror would directly or indirectly acquire all the Common Shares or all or substantially all of Western Wind’s business, properties and assets on terms and conditions having consequences to the Locked-Up Shareholders that each of the Offeror and the Locked-Up Shareholders reasonably determine are in substance equivalent to or better than those contemplated by the Lock-Up Agreement; provided, however, that in no event will the per Common Share consideration for any such transaction be less than the C$2.60 and, of such consideration, at least C$2.60 per Common Share must be payable in cash.

The Locked-Up Shareholders have the right to terminate the Lock-Up Agreements (and withdraw any Common Shares deposited under the Offer) if (i): the Offeror has not amended the Original Offer on or before 9.00 a.m. (Toronto time) on January 28, 2013 to increase of the price payable under the Offer to C$2.60 in cash for each Common Share or has not formally commenced the Offer on or before 5:00 p.m. (Toronto time) on January 28, 2013; (ii) the Offer expires or is withdrawn without the Offeror having purchased any of the Common Shares pursuant to the Offer; (iii) the Offeror has not taken up and paid for all the Locked-Up Shares deposited to the Offer as soon as reasonably possible and in any event not later than three business days following the time at which the Offeror becomes first entitled pursuant to applicable securities laws to take up such Locked-Up Shares in accordance with the terms and subject to the conditions of the Offer; or (iv) the Offer is made and the Offeror has not taken up the Locked-Up Shares within 30 days following the date of the Lock-Up Agreement.

The Locked-Up Shareholders have an additional right to terminate the Lock-Up Agreements (and withdraw any Common Shares deposited under the Offer) in order to tender their Common Shares to a “Superior Offer”, which has not otherwise been matched by the Offeror within five (5) business days of the first public announcement of such offer. Superior Offer is defined as a bona fide offer or other form of transaction made to purchase or otherwise acquire all or substantially all of the consolidated assets of Western Wind or all of the outstanding Common Shares not owned by the person making such offer (or its affiliates) for consideration per Common Share which exceeds the price offered under the Offer by at least 5%.

5. Time for Acceptance

The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on February 11, 2013, unless further extended or withdrawn.

6. Manner of Acceptance

Common Shares which have not already been deposited pursuant to the Offer may be deposited under the Offer in accordance with the provisions of Section 3 of the Original Offer, “Manner of Acceptance”.

7. Take-Up and Payment for Deposited Common Shares

If all of the conditions described in Section 4 of the Original Offer, “Conditions of the Offer”, have been satisfied or, as permitted, waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than ten business days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited under the Offer after the date on which Common Shares are first taken up by the Offeror under the Offer but prior to the Expiry Time will be taken up and paid for not later than ten business days after such deposit. See Section 6 of the Original Offer, “Take-Up and Payment for Deposited Common Shares”.

8. Withdrawal of Deposited Common Shares

Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 7 of the Original Offer, “Withdrawal of Deposited Common Shares”. Except as otherwise stated or as otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable.

9. Consequential Amendments to the Original Offer and Circular

The Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Variation and Extension and are amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Variation and Extension.

Except as otherwise set forth in or amended by this Notice of Variation and Extension, the terms and conditions of the Offer and the information in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects.

10. Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

11. Directors’ Approval

The contents of this Notice of Variation and Extension have been approved, and the sending of this Notice of Variation and Extension to the Shareholders and holders of Options or Warrants has been authorized, by the boards of directors of the Offeror and the general partner of Brookfield Renewable, Brookfield Renewable Partners Limited.

CERTIFICATE OF WWE EQUITY HOLDINGS INC.

DATED: January 28, 2013

The foregoing, together with the Offer to Purchase and Circular dated November 26, 2012, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) “Richard Legault” Richard Legault President and Chief Executive Officer		(Signed) “Sachin Shah” Sachin Shah Chief Financial Officer
On behalf of the Board of Directors

(Signed) “Brian Cook” Director		(Signed) “Patricia Bood” Director

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CERTIFICATE OF BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

DATED: January 28, 2013

The foregoing, together with the Offer to Purchase and Circular dated November 26, 2012, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) “Richard Legault” Richard Legault President and Chief Executive Officer of its manager, BRP Energy Group L.P.		(Signed) “Sachin Shah” Sachin Shah Chief Financial Officer of its manager, BRP Energy Group L.P.
On behalf of the Board of Directors of its general partner, Brookfield Renewable Partners Limited

(Signed) “David Mann” Director		(Signed) “Jeffrey Blidner” Director

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THE DEPOSITARY FOR THE OFFER:

Canadian Stock Transfer Company Inc.

By Registered Mail, by Hand or by Courier

320 Bay Street, Basement Level (B1)

Toronto, ON M5H 4A6

By Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825

E-mail: inquiries@canstockta.com

Facsimile: 1-888-249-6189

Outside North America, Banks and Brokers Call Collect: 416-682-3860

THE INFORMATION AGENT FOR THE OFFER:

CST Phoenix Advisors, a division of Canadian Stock Transfer Company Inc.

North American Toll Free Phone: 1-800-336-5159

Banks, Brokers and collect calls: 201-806-2222

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

Any questions or requests for assistance or additional copies of this document and related Offer documents may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description

1	Press release dated November 23, 2012[2]

2	Press release dated January 9, 2013[3]

3	Press release dated January 24, 2013[4]

4	Press release dated January 28, 2013

99.1	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013*

99.2	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013*

99.3	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013*

99.4	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013*

99.5	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013*

99.6	Lock-up letter agreement between WWE Equity Holdings Inc. and a certain shareholder of Western Wind Energy Corp. dated January 25, 2013*

[2]	Previously filed with the bidders’ Schedule 14D-1F filed on November 26, 2012.
[3]	Previously filed with Amendment No. 2 to the Schedule 14D-1F filed on January 10, 2013.
[4]	Previously filed with Amendment No. 3 to the Schedule 14D-1F filed on January 25, 2013.
*	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.5

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

[5]	Previously filed contemporaneously with the bidders’ Schedule 14D-1F filed on November 26, 2012.

PART IV — SIGNATURES

By signing this Schedule, Brookfield Renewable Energy Partners L.P. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2013	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

By signing this Schedule, WWE Equity Holdings Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2013	WWE EQUITY HOLDINGS INC.

	By:	/s/ Patricia Bood
Name: Patricia Bood
Title: Secretary, Senior Vice President Legal Services and General Counsel